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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant To Section 14(a) of the Securities
Exchange Act of 1934
(Amendment No. 1)

Filed by the Registrant [   ]
Filed by a Party other than the Registrant [X]

Check the appropriate box:
[ ]	Preliminary Proxy Statement
[ ]	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
[X]	Definitive Proxy Statement
[ ]	Definitive Additional Materials
[ ]	Soliciting Material Pursuant to §240.14a-12

New Frontier Media, Inc.

(Name of Registrant as Specified In Its Charter)

Edward J. Bonn

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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[ ]	Fee paid previously with preliminary materials.
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SUPPLEMENT TO PROXY STATEMENT OF
EDWARD J. BONN

FOR THE ANNUAL MEETING OF SHAREHOLDERS
to be held on August 20, 2002

     The information provided herein amends and supplements the definitive proxy statement of Edward J. Bonn, dated July 23, 2002 and mailed to shareholders of New Frontier Media, Inc. on or about July 24, 2002, with respect to the annual meeting of shareholders of New Frontier Media to be held on August 20, 2002.

     The discussion under the subheading “Under the watch of New Frontier’s current executive management team, the value of New Frontier’s common stock has plummeted” on page 2 of the definitive proxy statement filed by Mr. Bonn states that an investment in New Frontier’s common stock has under-performed the common stock of Private Media Group, Inc. by 385% during the five-year period from March 31, 1997 until March 31, 2002. This information was also included in a letter sent by Mr. Bonn to New Frontier shareholders on or about July 12, 2002, in question and answer materials used by Mr. Bonn’s advisors, and in Mr. Bonn’s August 2002 presentation to shareholders (all of which have also been included on Mr. Bonn’s website, www.noofproxy.com). The period during which New Frontier’s common stock under-performed Private Media’s common stock by 385% is actually the period from December 10, 1997 until March 31, 2002. December 10, 1997 is the date that Private Media adopted its current corporate name, and is the date that the charting service used by Mr. Bonn to compute the percentages included in the proxy statement and other materials began tracking Private Media’s stock price. According to Private Media’s public filings, Private Media did not commence operating in its current line of business until June 1998, when it completed acquisitions of two other entities pursuant to acquisition agreements that it had entered into in December 1997. Accordingly, Mr. Bonn does not believe that a comparison of the performance of New Frontier’s common stock to that of Private Media beginning in March 1997 is relevant.